

May 15, 2025

Gail Sasaki
Chief Financial Officer
NETLIST INC
111 Academy
Suite 100
Irvine, CA 92617

> **Re: NETLIST INC**
> **Registration Statement on Form S-3**
> **Filed May 13, 2025**
> **File No. 333-287238**

Dear Gail Sasaki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing